May 17, 2016	Peter M. Fass Member of the Firm d 212.969.3445 f 212.969.2900 pfass@proskauer.com www.proskauer.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Coy Garrison

Re:	Lightstone Value Plus Real Estate Trust III, Inc.
Post-Effective Amendment to Form S-11
Filed April 20, 2016

File No. 333-195292

Dear Mr. Garrison:

On behalf of our client, Lightstone Value Plus Real Estate Trust III, Inc. (the “Company”), we are submitting this letter to supplement the conversation we had with your office on May 13, 2016, following up on our response, dated April 29, 2016, to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated April 28, 2016, with respect to Post-Effective Amendment to Form S-11filed by the Company with the Commission on April 20, 2016 (File No. 333-195292) (the “POSAM”).

Please find, attached hereto as Exhibit A, a letter prepared by the Company in response to the Staff’s comments, explaining the Company’s position concerning the balance sheet classification of subordinated participation interests and the NAV treatment of the subordinated residual interest. We would like to note that, as stated in the attached letter, EisnerAmper LLP, the Company’s independent publicly registered accounting firm, has reviewed the Company’s accounting treatment related to the subordinated residual interest and concurs with Company’s conclusions.

We would also like to direct the Staff’s attention to the Company’s quarterly report on Form 10-Q, filed with the Commission on May 16, 2016, which contains the accounting treatment as described in the POSAM.

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to contact me by phone at (212) 969-3445 or by email at PFass@proskauer.com.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass

EXHIBIT A

Accounting Treatment for Subordinated Participation Interest

LIGHTSTONE

460 Park Avenue
New York, NY 10022
lightstonegroup.com

May 17, 2016

Mr. Peter M. Fass, Partner
Proskauer Rose LLP
Eleven Times Square
New York, NY 10036-8299

RE: Lightstone Value Plus Real Estate Investment Trust III Inc. - Accounting Treatment for Subordinated Participation Interests

Dear Peter,

Pursuant to your request for our analysis of the GAAP accounting treatment related to the subordinated participation interests (the "Subordinated Participation Interests") issued by Lightstone Value Plus Real Estate Investment Trust III Inc. (the "Company") to Lightstone SLP III LLC (the "Special Limited Partner"), we respectfully submit the following:

Background

Lightstone Value Plus Real Estate Investment Trust III, Inc. (the "Company"), is structured as an umbrella partnership REIT, or UPREIT, and substantially all of its current and future business will be conducted through Lightstone Value Plus REIT III LP, a Delaware limited partnership (the "Operating Partnership").

Lightstone SLP III LLC (the ''Special Limited Partner''), which is majority owned by David Lichtenstein and is a related party, is a special limited partner in the Operating Partnership that has committed to make a significant equity investment in the Company of up to $36.0 million, which is equivalent to 12.0% of the $300.0 million maximum amount of the Company's initial public offering (the "Offering"). Specifically, the Special Limited Partner has committed to purchase subordinated participation interests in the Operating Partnership (the "Subordinated Participation Interests") quarterly in an amount equal to the product of (i) $10.00 minus our then current estimated net asset value ("NAV") per common share, multiplied by (ii) the number of our common shares outstanding. The Operating Partnership will issue one Subordinated Participation Interest for each $50,000 in cash or interests in real property of equivalent value that the Special Limited Partner contributes. The proceeds of the sale of the Subordinated Participation Interests will be used to increase the cash available for investment in properties or, if the Special Limited Partner elects to contribute interests in real property of equivalent value to purchase Subordinated Participation Interests, to increase the Company's assets.

The Special Limited Partner's obligation will continue until the earlier of: (i) the termination of our Offering; (ii) the Special Limited Partner's purchase of an aggregate of $36.0 million of Subordinated Participation Interests and/or (iii) our receipt of gross Offering proceeds of $300.0 million. The Special Limited Partner may elect to purchase the Subordinated Participation Interests for cash or may contribute interests in real property of equivalent value. Except as described below, the Special Limited Partner does not hold any general partnership interests or limited partnership interests in the Operating Partnership and does not have any voting rights, approval rights, rights to distributions or any other rights under the partnership agreement of the Operating Partnership. The Subordinated Participation Interests may be entitled to receive liquidation distributions upon our liquidation. The contribution will have the effect of increasing the Company's NAV per share until holders of its Common Shares have received distributions from the Operating Partnership equal to their respective net investments plus a cumulative, pre-tax, non-compounded annual return of 6.0% on their respective net investments. The Company cannot guarantee that holders of its Common Shares will receive the foregoing cumulative, pre-tax, non-compounded annual return.

Distributions from the Operating Partnership in connection with the Company's liquidation initially will be made to the Company (which the Company will distribute to holders of its Common Shares), until holders of its Common Shares have received liquidation distributions from the Operating Partnership equal to their respective net investments plus a cumulative, pre-tax, non-compounded annual return of 6.0% on their respective net investments. Thereafter, the Special Limited Partner will be entitled to receive liquidation distributions from the Operating Partnership until it has received liquidation distributions from the Operating Partnership equal to its net investment plus a cumulative, pre-tax, non-compounded annual return of 6.0% on its net investment. Thereafter, 85.0% of the aggregate amount of any additional liquidation distributions by the Operating Partnership will be payable to the Company (which the Company will distribute to holders of its Common Shares), and the remaining 15.0% will be payable to the Special Limited Partner. As a result, the amount of the liquidation distributions to the Special Limited Partner might be substantial.

Through March 31, 2016, the Special Limited Partner has purchased an aggregate of approximately 93 Subordinated Participation Interests in consideration of $4.6 million.

Balance Sheet Classification of Subordinated Participation Interests

The Operating Partnership is a majority owned subsidiary of the Company. As of March 31, 2016, the Company owned 99.9% of the Operating Partnership's Subordinated Participation Interests. Because the Subordinated Participation Interests represent ownership interests (i.e., equity) in the Company's Operating Partnership (a majority owned and consolidated subsidiary of the Company), the Special Limited Partner's Subordinated Participation Interests represent a noncontrolling interest in the Company.

ASC 810 defines a noncontrolling interest as follows in its glossary, "the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. A noncontrolling interest is sometimes called a minority interest."

The Company applied the guidance in ASC 810-45-15 which states "The ownership interests in the subsidiary that are held by owners other than the parent is a noncontrolling interest. The noncontrolling interest in a subsidiary is part of the equity of the consolidated group."

ASC 810-45-16 continues, "The noncontrolling interest shall be reported in the consolidated statement of financial position within equity (net assets), separately from the parent's equity (or net assets). That amount shall be clearly identified and labeled, for example, as noncontrolling interest in subsidiaries (see paragraph 810-10-55-4I). An entity with noncontrolling interests in more than one subsidiary may present those interests in aggregate in the consolidated financial statements."

Based on the guidance in ASC 810 – Consolidations, discussed above, the Company has presented the Special Limited Partner's Subordinated Participation Interests as a component of total stockholders' equity separately from the Company's equity on the Company's consolidated balance sheet.

NAV Treatment of Subordinated Residual Interest

On April 29, 2013, the Investment Program Association ("IPA") issued Practice Guideline 2013-01, "Valuation of Publicly Registered, Non-Listed REITs" ("Practice Guideline 2013-01") with an effective date of May 1, 2013. Practice Guideline 2013-01 superseded the existing IPA Practice Standard for the Valuation of DPPs and is applicable to all publicly registered, non-listed real estate investment trusts.

Practice Guideline 2013-01 provides recommendations relating to the "Valuation" of non-listed REIT securities and the disclosure of such "Valuations". The term "Valuation" refers to an estimated value per share reported by the non-listed REIT distinct from the offering price of the non-listed REIT's security. In its "Basis of Valuations" guideline, the IPA recommends that the Valuation of NL REIT securities be based on the NL REIT's net asset value per share. In its "NAV Valuation Definition and Example of Methodology" guideline, the IPA recommends that the Net Asset Value be determined in a manner consistent with the definition of fair value under generally accepted accounting principles, primarily as set forth in ASC 820. Specifically, the IPA defines Net Asset Value as "The fair value of real estate, real estate-related investments and all other assets less the fair value of total liabilities." Additionally, Fair Value is defined as "The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date."

Furthermore, in its NAV Valuation Methodology, the IPA provides an example of the recommended methodology to determine Net Asset Value and Net Asset Value Per Share and lays out four steps to do so as follows:

Step 1: Determination of Gross Asset Value:

- Establish the fair value of wholly owned individual real properties and real estate-related assets consistent with ASC 820.
- Allocate the NL REIT the fair value of assets and liabilities related to its investment interests in joint ventures and non-wholly owned subsidiaries based on the net fair value of such entities' assets less liabilities and the provisions of the joint venture/subsidiary agreements relating to the allocation of economic interests between the parties.
- Establish the fair value of any other tangible assets. For this purpose, cash, receivables, and certain prepaid expense and other current assets which have a defined and quantifiable future value should be included. Assets with a future value may include, but are not necessarily limited to, prepaid expenses and taxes, acquisition deposits and prepaid rental income where not otherwise accounted for in the determination of fair values of real estate and real estate-related assets. Intangible assets to be excluded include, but are not limited to, deferred financing costs, and all assets/liabilities required by ASC 805.

Step 2: Determination of Liabilities:

- Current Liabilities – GAAP book value when it approximates fair value
- Long-Term Debt – fair value ("marked to market") of debt maturing in one year or more.
- Minority Interests – based on allocation of fair value of assets less liabilities of the joint venture based on the provisions of the joint venture agreement relating to the allocation of economic interests between the parties.

Step 3: Preferred Securities, Special Interests & Incentive Fee Adjustments:

- Calculate and deduct: (i) any net asset value allocated to preferred securities; and (ii) any estimated incentive fees, participations, or special interests held by or allocable to the sponsor, advisor, management or general partner based on aggregate NAV of the company and payable in a hypothetical liquidation of the company as of the valuation date in accordance with the provisions of the partnership or advisory agreements and the terms of the preferred securities.

Step 4: Determination of Per Share Amount:

- Divide the resulting net asset value of the NL REIT allocable to common shareholders by the number of common shares outstanding (fully diluted).

The Company follows the provisions of IPA Practice Guideline 2013-01 in the determination of its NAV and NAV per Common Share. Accordingly, with respect to the Subordinated Participation Interests, the Company believes that since they are accounted for as noncontrolling interests (a separate component of equity) under GAAP, they should be reflected in the determination of NAV and NAV per Common Share as outlined in Step 3 above. Step 3 provides for the Company to calculate and deduct the amount of the Subordinated Participation Interests which would be payable to the Sponsor in a hypothetical liquidation of the company as of the valuation date in accordance with the provisions of the Subordinated Participation Interests Agreement. Accordingly, the Subordinated Participation Interests will be valued at zero until the Company's estimated NAV exceeds the aggregate amount received from investors plus a cumulative, pre-tax non-compounded annual return of 6%.

If you should have any questions or need further information, please contact me at your convenience.

Sincerely,

/s/ William G. Ellis
William G. Ellis
Chief Accounting Officer